Exhibit 22.1

Vontier Corporation
List of Subsidiary Guarantors

The following subsidiaries of Vontier Corporation were, as of December 31, 2024, guarantors of the Company’s 1.800% senior unsecured notes due 2026, 2.400% senior unsecured notes due 2028, and 2.950% senior unsecured notes due 2031:

Entity Name	Jurisdiction of Incorporation
Gilbarco Inc.	Delaware
Matco Tools Corporation	Delaware